UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Virtusa Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

92827P102

(CUSIP Number)

Vikram S. Pandit

Chairman and CEO

The Orogen Group LLC

One Rockefeller Plaza

Suite 2416

New York, NY 10020

(212) 332-4580

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With Copies to:

David L. Caplan Vice President & General Counsel Atairos Management L.P. 620 Fifth Avenue New York, NY 10020 (646) 690-5220	Louis L. Goldberg Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4539
May 17, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92827P102
1.	Names of Reporting Persons. Orogen Viper LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%(1)
14.	Type of Reporting Person (See Instructions) OO

____________________

(1)	The calculation of this percentage is based on 30,113,423 shares of Common Stock (as defined below) outstanding as of March 31, 2017, which figure is based on information provided to the Reporting Person by the Issuer (as defined below) on May 17, 2017, plus the 3,000,000 shares of Common Stock issuable upon the conversion of the Preferred Stock (as defined below) beneficially owned by the Reporting Person set forth above at the initial conversion rate described below. In the Original 13D (as defined below), the percentage reported in this row was based on 31,978,768 shares of Common Stock outstanding as of March 31, 2017, which figure (the “Original Outstanding Share Number”) was based on information provided by the Issuer and set forth in the Investment Agreement (as defined below). The Original Outstanding Share Number erroneously included approximately 1.9 million shares of Common Stock held in treasury by the Issuer. As a result, the percentage reported in this row of the Original 13D was 8.6%, although the percentage as of the date of the Original 13D was actually 9.1%.

CUSIP No. 92827P102
1.	Names of Reporting Persons. The Orogen Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%(1)
14.	Type of Reporting Person (See Instructions) OO

____________________

(1)	The calculation of this percentage is based on 30,113,423 shares of Common Stock (as defined below) outstanding as of March 31, 2017, which figure is based on information provided to the Reporting Person by the Issuer (as defined below) on May 17, 2017, plus the 3,000,000 shares of Common Stock issuable upon the conversion of the Preferred Stock (as defined below) beneficially owned by the Reporting Person set forth above at the initial conversion rate described below. In the Original 13D (as defined below), the percentage reported in this row was based on 31,978,768 shares of Common Stock outstanding as of March 31, 2017, which figure was based on information provided by the Issuer and set forth in the Investment Agreement (as defined below). The Original Outstanding Share Number erroneously included approximately 1.9 million shares of Common Stock held in treasury by the Issuer. As a result, the percentage reported in this row of the Original 13D was 8.6%, although the percentage as of the date of the Original 13D was actually 9.1%.

CUSIP No. 92827P102
1.	Names of Reporting Persons. Orogen Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%(1)
14.	Type of Reporting Person (See Instructions) OO

____________________

(1)	The calculation of this percentage is based on 30,113,423 shares of Common Stock (as defined below) outstanding as of March 31, 2017, which figure is based on information provided to the Reporting Person by the Issuer (as defined below) on May 17, 2017, plus the 3,000,000 shares of Common Stock issuable upon the conversion of the Preferred Stock (as defined below) beneficially owned by the Reporting Person set forth above at the initial conversion rate described below. In the Original 13D (as defined below), the percentage reported in this row was based on 31,978,768 shares of Common Stock outstanding as of March 31, 2017, which figure was based on information provided by the Issuer and set forth in the Investment Agreement (as defined below). The Original Outstanding Share Number erroneously included approximately 1.9 million shares of Common Stock held in treasury by the Issuer. As a result, the percentage reported in this row of the Original 13D was 8.6%, although the percentage as of the date of the Original 13D was actually 9.1%.

CUSIP No. 92827P102
1.	Names of Reporting Persons. Vikram S. Pandit
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%(1)
14.	Type of Reporting Person (See Instructions) IN

____________________

(1)	The calculation of this percentage is based on 30,113,423 shares of Common Stock (as defined below) outstanding as of March 31, 2017, which figure is based on information provided to the Reporting Person by the Issuer (as defined below) on May 17, 2017, plus the 3,000,000 shares of Common Stock issuable upon the conversion of the Preferred Stock (as defined below) beneficially owned by the Reporting Person set forth above at the initial conversion rate described below. In the Original 13D (as defined below), the percentage reported in this row was based on 31,978,768 shares of Common Stock outstanding as of March 31, 2017, which figure was based on information provided by the Issuer and set forth in the Investment Agreement (as defined below). The Original Outstanding Share Number erroneously included approximately 1.9 million shares of Common Stock held in treasury by the Issuer. As a result, the percentage reported in this row of the Original 13D was 8.6%, although the percentage as of the date of the Original 13D was actually 9.1%.

CUSIP No. 92827P102
1.	Names of Reporting Persons. Atairos-Orogen Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%(1)
14.	Type of Reporting Person (See Instructions) OO

____________________

(1)	The calculation of this percentage is based on 30,113,423 shares of Common Stock (as defined below) outstanding as of March 31, 2017, which figure is based on information provided to the Reporting Person by the Issuer (as defined below) on May 17, 2017, plus the 3,000,000 shares of Common Stock issuable upon the conversion of the Preferred Stock (as defined below) beneficially owned by the Reporting Person set forth above at the initial conversion rate described below. In the Original 13D (as defined below), the percentage reported in this row was based on 31,978,768 shares of Common Stock outstanding as of March 31, 2017, which figure was based on information provided by the Issuer and set forth in the Investment Agreement (as defined below). The Original Outstanding Share Number erroneously included approximately 1.9 million shares of Common Stock held in treasury by the Issuer. As a result, the percentage reported in this row of the Original 13D was 8.6%, although the percentage as of the date of the Original 13D was actually 9.1%.

CUSIP No. 92827P102
1.	Names of Reporting Persons. Atairos Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%(1)
14.	Type of Reporting Person (See Instructions) CO

____________________

(1)	The calculation of this percentage is based on 30,113,423 shares of Common Stock (as defined below) outstanding as of March 31, 2017, which figure is based on information provided to the Reporting Person by the Issuer (as defined below) on May 17, 2017, plus the 3,000,000 shares of Common Stock issuable upon the conversion of the Preferred Stock (as defined below) beneficially owned by the Reporting Person set forth above at the initial conversion rate described below. In the Original 13D (as defined below), the percentage reported in this row was based on 31,978,768 shares of Common Stock outstanding as of March 31, 2017, which figure was based on information provided by the Issuer and set forth in the Investment Agreement (as defined below). The Original Outstanding Share Number erroneously included approximately 1.9 million shares of Common Stock held in treasury by the Issuer. As a result, the percentage reported in this row of the Original 13D was 8.6%, although the percentage as of the date of the Original 13D was actually 9.1%.

CUSIP No. 92827P102
1.	Names of Reporting Persons. Atairos Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%(1)
14.	Type of Reporting Person (See Instructions) PN

____________________

(1)	The calculation of this percentage is based on 30,113,423 shares of Common Stock (as defined below) outstanding as of March 31, 2017, which figure is based on information provided to the Reporting Person by the Issuer (as defined below) on May 17, 2017, plus the 3,000,000 shares of Common Stock issuable upon the conversion of the Preferred Stock (as defined below) beneficially owned by the Reporting Person set forth above at the initial conversion rate described below. In the Original 13D (as defined below), the percentage reported in this row was based on 31,978,768 shares of Common Stock outstanding as of March 31, 2017, which figure was based on information provided by the Issuer and set forth in the Investment Agreement (as defined below). The Original Outstanding Share Number erroneously included approximately 1.9 million shares of Common Stock held in treasury by the Issuer. As a result, the percentage reported in this row of the Original 13D was 8.6%, although the percentage as of the date of the Original 13D was actually 9.1%.

CUSIP No. 92827P102
1.	Names of Reporting Persons. Atairos Partners GP, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%(1)
14.	Type of Reporting Person (See Instructions) CO

____________________

(1)	The calculation of this percentage is based on 30,113,423 shares of Common Stock (as defined below) outstanding as of March 31, 2017, which figure is based on information provided to the Reporting Person by the Issuer (as defined below) on May 17, 2017, plus the 3,000,000 shares of Common Stock issuable upon the conversion of the Preferred Stock (as defined below) beneficially owned by the Reporting Person set forth above at the initial conversion rate described below. In the Original 13D (as defined below), the percentage reported in this row was based on 31,978,768 shares of Common Stock outstanding as of March 31, 2017, which figure was based on information provided by the Issuer and set forth in the Investment Agreement (as defined below). The Original Outstanding Share Number erroneously included approximately 1.9 million shares of Common Stock held in treasury by the Issuer. As a result, the percentage reported in this row of the Original 13D was 8.6%, although the percentage as of the date of the Original 13D was actually 9.1%.

CUSIP No. 92827P102
1.	Names of Reporting Persons. Michael J. Angelakis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%(1)
14.	Type of Reporting Person (See Instructions) IN

____________________

(1)	The calculation of this percentage is based on 30,113,423 shares of Common Stock (as defined below) outstanding as of March 31, 2017, which figure is based on information provided to the Reporting Person by the Issuer (as defined below) on May 17, 2017, plus the 3,000,000 shares of Common Stock issuable upon the conversion of the Preferred Stock (as defined below) beneficially owned by the Reporting Person set forth above at the initial conversion rate described below. In the Original 13D (as defined below), the percentage reported in this row was based on 31,978,768 shares of Common Stock outstanding as of March 31, 2017, which figure was based on information provided by the Issuer and set forth in the Investment Agreement (as defined below). The Original Outstanding Share Number erroneously included approximately 1.9 million shares of Common Stock held in treasury by the Issuer. As a result, the percentage reported in this row of the Original 13D was 8.6%, although the percentage as of the date of the Original 13D was actually 9.1%.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on May 12, 2017 (the “Original 13D” and, as amended by this Amendment No. 1, this “Schedule 13D”) relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Virtusa Corporation, a Delaware corporation (the “Issuer” or the “Company”). Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported on the Original 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 have the meanings assigned thereto in the Original 13D.

Item 1. Security and Issuer

Item 1 of the Original 13D is hereby amended and restated in its entirety to read as follows:

This Schedule 13D relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 2000 West Park Drive, Westborough, Massachusetts, 01581.

On May 3, 2017, Orogen Viper LLC, a Delaware limited liability company (“OV”), purchased 70,000 shares of the Issuer’s 3.875% Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), and 38,000 shares of the Issuer’s 3.875% Series A-1 Convertible Preferred Stock, par value $0.01 per share (the “Series A-1 Preferred Stock” and together with the Series A Preferred Stock, the “Preferred Stock”). On May 17, 2017, the U.S. Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to OV’s investment. As a result, on May 17, 2017, pursuant to the terms of the Series A-1 Preferred Stock, each share of Series A-1 Preferred Stock automatically converted into one share of Series A Preferred Stock, in accordance with the terms of the Series A-1 Preferred Stock. Accordingly, OV now owns 138,000 shares of Series A Preferred Stock and zero shares of Series A-1 Preferred Stock.

The Series A Preferred Stock is convertible by the holders of the Series A Preferred Stock, at their option, at any time before May 3, 2024, into shares of Common Stock at an initial conversion rate of 27.77778 shares of Common Stock per share of Series A Preferred Stock (which represents an initial conversion price of $36.00 per share), subject to certain adjustments determined in the manner set forth in the Series A Certificate of Designations.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated in its entirety to read as follows:

(a)       The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. Subject to the terms of the Series A Certificate of Designations and the Investment Agreement, the Reporting Persons are the beneficial owners of 3,000,000 shares of Common Stock, which represents the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock at the initial conversion rate described above. Such number of shares of Common Stock represent 9.1% of the shares of Common Stock outstanding based on 30,113,423 shares of Common Stock outstanding as of March 31, 2017 (exclusive of shares of Common Stock issuable pursuant to equity awards granted under the Company’s equity plans), which figure is based on information provided to the Reporting Persons by the Issuer on May 17, 2017, plus the 3,000,000 shares of Common Stock issuable upon the conversion of the Preferred Stock at the initial conversion rate described above.

(b)       Each Reporting Person has shared voting power and shared dispositive power of the shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c)       Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d)       No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Statement.

(e)       Not applicable.

The information set forth in Items 4 and 6 of this Schedule 13D is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2017.

OROGEN VIPER LLC

By:	THE OROGEN GROUP LLC, its sole member

By:	/s/ Vikram S. Pandit
Name: Vikram S. Pandit
Title: Chairman and Chief Executive Office

THE OROGEN GROUP LLC

By:	/s/ Vikram S. Pandit
Name: Vikram S. Pandit
Title: Chairman and Chief Executive Office

OROGEN HOLDINGS LLC

By:	/s/ Vikram S. Pandit
Name: Vikram S. Pandit
Title: Manager

VIKRAM S. PANDIT

By:	/s/ Vikram S. Pandit

ATAIROS-OROGEN HOLDINGS, LLC

By:	/s/ David L. Caplan
Name: David L. Caplan Title: Vice President

[Signature Page to Schedule 13D/A – Virtusa Corporation]

ATAIROS GROUP, INC.

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President and General Counsel

ATAIROS PARTNERS, L.P.

By:	ATAIROS PARTNERS GP, INC., its general partner

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

ATAIROS PARTNERS GP, INC.

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

MICHAEL J. ANGELAKIS

By:	/s/ Michael J. Angelakis

[Signature Page to Schedule 13D/A – Virtusa Corporation]